AGREEMENT RESPECTING FURTHER EXPLORATION OF AREA OF INTEREST

THIS AGREEMENT made as of the 28th day of February, 2006,

BETWEEN:

ALTIUS RESOURCES INC., a corporation incorporated under the laws of the Province of Newfoundland and Labrador,

("Altius")

- and –

FRONTEER DEVELOPMENT GROUP INC., a corporation incorporated under the laws of the Province of Ontario,

("Fronteer")

- and –

AURORA ENERGY RESOURCES INC., a corporation incorporated under the laws of the Province of Newfoundland and Labrador,

("Aurora")

WHEREAS the parties hereto executed and delivered or otherwise became bound by the Former Agreement which the parties hereto wish to terminate as of the Effective Date and replace with this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the respective covenants, undertakings, promises and agreements of the parties herein contained, the parties covenant and agree as follows:

ARTICLE I.
DEFINITIONS AND INTERPRETATION

1.01 **Defined Terms**

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings hereinafter set forth and grammatical variations of such terms shall have corresponding meanings:

"Acquiring Party" has the meaning set forth in subsection 3.01(a);

"Acquired Rights" has the meaning set forth in subsection 3.01(a);

"Affiliate" has the meaning set forth in the *Corporations Act* (Newfoundland and Labrador);

"Agreement" means this Agreement as it may be from time to time amended or supplemented in writing between the parties hereto;

"Area of Interest" means the greater of:

(a) the current extents of the airborne geophysical survey set forth on Schedule "A"; and

(b) a 5 kilometre distance surrounding any of the Mineral Claims;

"Business Day" means any day, other than a Saturday or Sunday or a statutory or civic holiday in the City of St. John's, Newfoundland and Labrador, or the City of Vancouver, British Columbia;

"Effective Date" means the date on which the transactions whereby the Initial Public Offering is to be completed have successfully closed;

"EML" means the area of land more particularly shown cross-hatched on the map attached to this Agreement as Schedule "B";

"EML Notice" has the meaning set forth in subsection 4.01(a);

"Former Agreement" means a letter agreement dated February 5, 2003 of Altius Minerals Corporation addressed to Fronteer and accepted by Fronteer on February 5, 2003, as amended and supplemented by a letter agreement dated May 31, 2005 of Fronteer addressed to Altius and accepted by Altius on June 3, 2005;

"**Initial Public Offering**" means the offering to the public by Aurora of common shares of Aurora by way of an initial public offering;

"**Mineral Claims**" means the mineral claims more particularly set forth on Schedule "C"; and

"**Notice**" has the meaning set forth in subsection 3.01(a).

1.02 **Sections and Headings**

The division of this Agreement into Articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, section, subsection, Schedule or Exhibit refers to the specified Article, section, subsection of, or Schedule or Exhibit to, this Agreement.

1.03 **Entire Agreement**

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, covenants, agreements, representations, warranties or other provisions, expressed or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.04 **Applicable Law**

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties hereto shall be governed by, the laws of the Province of Newfoundland and Labrador and the federal laws of Canada applicable herein, and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such Province and all courts competent to hear appeals therefrom.

1.05 **Number, Gender and Persons**

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or businesses entities of any kind whatsoever.

1.06 **Time of Essence**

Time shall be of the essence in this Agreement.

1.07 **Successors and Assigns**

This Agreement shall enure to the benefit of and shall be binding upon and enforceable by the parties hereto and, where the context so permits, their respective successors and permitted assigns. Except as specifically otherwise provided in this Agreement, no party

may assign any of its rights or obligations hereunder without the prior written consent of the other parties.

1.08 **Amendments and Waivers**

No amendment or waiver of any provision of this Agreement shall be binding on any party hereto unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver constitute a continuing waiver unless otherwise provided.

1.09 **Schedules**

The following shall form part and parcel of this Agreement:

Schedule "A"	-	Airborne Geophysical Survey of Area of Interest
Schedule "B"	-	EML
Schedule "C"	-	Mineral Claims

ARTICLE II.
TERMINATION OF FORMER AGREEMENT

2.01 **Termination of Former Agreement**

The parties hereby covenant and agree that upon the execution and delivery of this Agreement by all parties hereto, the Former Agreement shall, when the Effective Date occurs, in all respects terminate and be of no further force or effect as of and from the Effective Date. If the Effective Date does not occur prior to June 17, 2006, or such later date as may be mutually agreed between Fronteer and Altius prior to the occurrence of June 17, 2006, this Agreement shall terminate and be of no further force and effect and the Former Agreement shall remain unaffected by this Agreement.

ARTICLE III.
FURTHER EXPLORATION OF AREA OF INTEREST

3.01 **Further Exploration of Area of Interest**

(a) In the event that at any time or from time to time, Fronteer or Altius, or an Affiliate of either of them (each an "Acquiring Party") shall stake or otherwise acquire, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent or other mineral property, surface rights or water rights (collectively or individually, "Acquired Rights") located wholly or partly within the Area of Interest, the Acquiring Party shall within two Business Days thereof offer in writing to transfer the entire Acquired Rights so staked or otherwise acquired to Aurora for a purchase price equal to the cost of acquisition of such Acquired Rights by the Acquiring Party (the "Notice").

(b) The Notice shall set forth the cost of acquisition of the Acquired Rights and all other details in the possession of the Acquiring Party with respect to the nature and extent of the Acquired Rights and the mineralization thereof. Aurora shall have 30 days from the date of its receipt of the Notice to accept or reject the offer to purchase the Acquired Rights. If Aurora elects not to purchase the Acquired Rights within such 30 day period, the other party hereto shall have 30 days from the expiration of the 30 days granted to Aurora by this subsection to elect whether or not to purchase the Acquired Rights. If such other party elects not to purchase the Acquired Rights within such 30 day period, the Acquiring Party may retain the Acquired Rights free and clear of any obligation to either of the other parties hereto.

3.02 Nothing in section 3.01 shall restrict the rights of any party to this Agreement to acquire mineral rights or other properties in any area outside the Area of Interest.

ARTICLE IV.
EXPLORATION OF EML

4.01 **Exploration of EML**

(a) In the event that at any time or from time to time prior to the expiration of 60 days following the date on which the EML is declared by the Government of the Province of Newfoundland and Labrador to be open for staking or other exploration activity, an Acquiring Party shall stake or otherwise acquire, directly or indirectly, Acquired Rights located wholly or partly within the EML, the Acquiring Party shall forthwith offer in writing to transfer the entire Acquired Rights so staked or otherwise acquired to Aurora for a purchase price equal to the cost of acquisition of such Acquired Rights by the Acquiring Party (the "EML Notice").

(b) The EML Notice shall set forth the cost of acquisition of the Acquired Rights and all other details in the possession of the Acquiring Party with respect to the nature and extent of the Acquired Rights and the mineralization thereof. Aurora shall have 30 days from the date of its receipt of the EML Notice to accept or reject the offer to purchase the Acquired Rights. If Aurora elects not to purchase the Acquired Rights within such 30 day period, the other party hereto shall have 30 days from the expiration of the 30 days granted to Aurora by this subsection to elect whether or not to purchase the Acquired Rights. If such other party elects not to purchase the Acquired Rights within such 30 day period, the Acquiring Party may retain the Acquired Rights free and clear of any obligation to either of the other parties hereto.

4.02 Nothing in section 4.01 shall restrict the rights of any party to this Agreement to acquire Acquired Rights in any area outside the EML (except for the Area of Interest, which shall remain unaffected by the EML being declared open for staking, it being expressly agreed that in areas where the Area of Interest and EML overlap, the provisions of Article III shall continue to apply to the entire Area of Interest notwithstanding the lifting of the EML designation).

ARTICLE V.
MISCELLANEOUS

5.01 **Notices**

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication addressed as follows:

(i) if to Altius:
Altius Resources Inc.
Suite 201
53 Bond Street
St. John's, NL
A1C 5J9
Attention: President & CEO
Facsimile No. 709-576-3441

(ii) if to Fronteer:
Fronteer Development Group Inc.
1650-1055 West Hastings Street
Vancouver, BC
V6E 2E9
Attention: President & CEO
Facsimile No. 604-632-4678

(iii) if to Aurora:
Aurora Energy Resources Inc.
1650-1055 West Hastings Street
Vancouver, BC
V6E 2E9
Attention: President & CEO
Facsimile No. 604-632-4678

(b) Any notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 5.01.

5.02 **Term**

This Agreement shall remain in full force and effect until terminated in writing by the mutual consent of all parties hereto.

5.03 **Counterparts**

This Agreement, or any amendment of it, may be executed by facsimile and in counterparts, each of which shall constitute an original agreement and all of which taken together shall constitute one and the same instrument with a facsimile copy being of the same force and effect as an original.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first before written.

ALTIUS RESOURCES INC.

Name: Brian Dalton
Title: President

Name: JOHN BAKER
Title DIRECTOR

FRONTEER DEVELOPMENT GROUP INC.

Name: Mark O'Dea
Title: President & CEO.

Name: Sean Tetzlaff
Title: CFO

Schedule A – Current Mineral Claims and AOI Buffer


N
W
E
S
AOI-
Aurora Claims and
Airborne Survey
09719M
09410M
09411M
10059M
09720M
09718M
10058M
10343M
09722M
10054M
10056M
10055M
09721M
10344M
09482M
10053M
10022M
10051M
10052M
09415M
09723M
10048M
09413M
10046M
09412M
10049M
09414M
10047M
10050M
10726M
0
25
50
kilometres

SCHEDULE "B"


EML-AOI
EML
Original FRG-ALS AOI
0
25
50
kilometres
N
E
S
W

SCHEDULE "C"

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due
Burnt/Emben	09414M	63	1575	13J12E	27/03/2003	27/03/2006	$12,260.82
Burnt/Emben	09413M	42	1050	13J12E	27/03/2003	27/03/2006	$7,459.44
Croteau	09415M	40	1000	13K06	27/03/2003	27/03/2006	$15,964.60
East Micmac Lake	09721M	36	900	13J12W, 13J13W	24/10/2003	24/10/2006	$20,878.92
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	12/04/2004	12/04/2006	$13,100.62
Makkovik River 1	10050M	147	3675	13J12E	12/04/2004	12/04/2006	$29,704.77
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	12/04/2004	12/04/2006	$63,226.06
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	12/04/2004	12/04/2006	$10,344.72
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	12/04/2004	12/04/2006	$27,801.82
Makkovik River 5	10054M	170	4250	13J13E	12/04/2004	12/04/2006	$47,604.08
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	12/04/2004	12/04/2006	$36,139.71
Makkovik River 7	10056M	126	3150	13J13E	12/04/2004	12/04/2006	$35,303.78
Makkovik River 9	10058M	30	750	13J13E	12/04/2004	12/04/2007	$8,098.15
Michelin	09412M	190	4750	13J12W, 13K09E	27/03/2003	27/03/2006	$40,823.50
Michelin North	09482M	145	3625	13J12W, 13K09E	28/04/2003	28/04/2007	$31,159.41
Michelin Northeast	09722M	100	2500	13J12W	24/10/2003	24/10/2006	$52,930.53
Michelin Northwest	09723M	42	1050	13K09E	24/10/2003	24/10/2006	$11,873.70
Post Hill	09410M	136	3400	13J13E	27/03/2003	27/03/2007	$33,468.05
Post Hill	09411M	128	3200	13J13E	27/03/2003	27/03/2006	$30,726.00
Post Hill Northeast	09718M	8	200	13J13W	24/10/2003	24/10/2006	$746.02
Post Hill Northwest	09719M	32	800	13J13E	24/10/2003	24/10/2006	$16,410.91
Post Hill West	09720M	60	1500	13J13E, 13J13W	24/10/2003	24/10/2006	$32,268.45
Storm	10726M	16	400	13K03	27/03/2003	27/03/2006	$5,524.03
Walker Lake	10022M	190	4750	13K09E	02/04/2004	02/04/2006	$45,395.23
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E .	12/04/2004	12/04/2006	$43,702.00
West Micmac Lake 2	10047M	120	3000	13J12W	12/04/2004	12/04/2006	$29,894.07
West Micmac Lake 3	10048M	137	3425	13J12W	12/04/2004	12/04/2006	$34,792.64
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	12/04/2004	12/04/2006	$22,397.87
Aurora River	10343M	175	4375	13J/12	29/10/2004	29/10/2006	$3,851.66
Melody Lake	10344M	120	3000	13K/09E, 13J12W	29/10/2004	29/10/2006	$1,445.74
Total		3248	81,200				$764,897.30